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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 27 2004 PROCESSING SECTION

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CLARK DODGE & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO GANNETT DRIVE, SUITE 2-410
(No. and Street)

WHITE PLAINS	NY	10604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH DIMAURO (914) 694-6300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGILL & COMPANY, INC., CPA's
(Name - if individual, state last, first, middle name)

53 DARBY ROAD,	PAOLI	PA	19301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Joseph Dimauro, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Clark Dodge & Co., Inc. (Company) at December 31, 2003 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Joseph Dimauro, President

Sworn and subscribed to before me this 26th day of February, 2004.

DONALD S. SNIDER
Notary Public, State of New York
No. 60-3751580
Qualified in Westchester County
Commission Expires November 30, 2005

CLARK DODGE & CO., INC.

<u>(SEC I.D. No. 8-40292)</u>

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2003
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

CLARK DODGE & CO., INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

MCGILL & COMPANY, INC.
Certified Public Accountants
53 Darby Road
Lower Level
Paoli, PA 19301

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Stockholder of
Clark Dodge & Co., Inc.

We have audited the accompanying balance sheets of Clark Dodge & Co., Inc. as of December 31, 2003 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clark Dodge & Co., Inc. at December 31, 2003, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paoli, PA
February 21, 2004

McGill & Company

CLARK DODGE & CO., INC.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Cash	$	13,348
Deposits with clearing organization		50,080
Accounts receivable		1,592
Office equipment (net of $1,308 in accumulated depreciation)		5,230
Prepaid expenses		7,738
Securities - market		11,160
Total Assets	$	89,148

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	16,162
Taxes payable		10,212
Total Liabilities		26,374
Stockholder's Equity:		
Common stock - no par value;		
100 shares authorized and outstanding; $5 par value		500
Additional paid-in capital		682,633
Retained (deficit)		(612,619)
Comprehensive (Loss)		(7,740)
Total Stockholder's Equity		62,774
Total Liabilities and Stockholder's Equity	$	89,148

See accompanying notes.

CLARK DODGE & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:		
Commissions	$	31,869
Total Revenues		31,869
Costs and Expenses:		
Advertising		3,255
Clearing expense		16,463
Commissions		41,555
Depreciation expense		1,308
Insurance		1,031
Office		5,217
Officer salary		55,385
Professional & consulting fees		33,506
Regulatory & license fees		7,159
Rent		12,000
Repairs		847
Salaries & related costs		16,041
Taxes		479
Telephone		3,975
Training		770
Other		-
Total Costs and Expenses		198,991
(Loss) from operations		(167,122)
Other Income		38,988
Net (Loss)	$	(128,134)

See accompanying notes.

CLARK DODGE & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities:		
Net (loss)	$	(128,134)
Adjustments to reconcile net (loss) to net cash provided (used) by operating activities:		
Depreciation		1,308
Clearing deposit		(50,080)
Accounts receivable		(1,592)
Prepaid expenses		(7,738)
Accounts payable and accrued expenses		1,001
Taxes payable		10,212
Due to clearing broker		(38,908)
Other		-
Net Cash (Used) By Operating Activities		(213,931)
Cash Flows From Investing Activities:		
Purchase of office equipment		(6,538)
Net Cash Used By Investing Activities		(6,538)
Cash Flows From Financing Activities:		
Additional Paid in Capital		212,000
Net Cash Provided By Financing Activities		212,000
Net (Decrease) In Cash		(8,469)
Cash Balance, Beginning of Period		21,817
Cash Balance, End of Year	$	13,348

See accompanying notes.

CLARK DODGE & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained (Deficit)	Comprehensive Income (Loss)	Total Stockholder's Equity
Balances, January 1, 2003	100	$ 500	$470,633	$(484,485)	-	$ (13,352)
Shareholder contribution	-	-	212,000	-	-	212,000
Unrealized losses on securities available for sale	-	-	-	-	(7,740)	(7,740)
Net (loss) for the year	-	-	-	(128,134)	-	(128,134)
Balances, December 31, 2003	100	$ 500	$682,633	$(612,619)	$ (7,740)	$ 62,774

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

Clark Dodge & Co., Inc. (Company) was incorporated in Florida for the purpose of acting as a broker-dealer in securities transactions. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company has not conducted a general securities business in the past two years, although it is qualified to do so when and if it brings its net capital to the required level.

The Company has a December 31 year-end.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2003, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgement and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Private Placement
The Company has recorded its investment in a private placement at cost, which management believes approximates fair value.

Income Taxes
The Company has not accrued any income taxes because of its current year's loss. The Company has not recorded any tax benefits from its loss carryforwards as those benefits have been completely offset by a valuation allowance reflecting the uncertainty of their realization.

Securities
The Company participated in the NASDAQ private placement acquiring common shares. The shares trade under the ticker symbol "NADQ". The shares have been accounted for as "securities available for sale".

3. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2003, the Company's net capital requirement was $5,000 but the Company had no net capital.

4. CONTINGENT LIABILITY

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer in unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

5. FAIR VALUE

The Company's financial instruments approximate fair value.

6. COMPRENHENSIVE LOSS

Total comprehensive loss, are the unrealized losses on available for sale securities, amounted to $(7,740), for the year ended December 31, 2003.

7. GOING CONCERN

The Company has conducted a limited general securities business in the past year. The Company does not have the liquidity to conduct a general securities business. The capital resources that are needed to accomplish its plan are significant and are being provided by its only shareholder.

There can be no assurance that the Company's only shareholder will be able to contribute or continue to contribute sufficient amounts to fund the Company until such time as it is able to sustain itself. These reasons raise substantial doubt about its ability to continue as a going concern.

CLARK DODGE & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL:		
Total Stockholder's equity	$	62,774
Non-allowable assets and deductions:		
Non-allowable assets:		
Office equipment, net		5,230
Prepaid expenses and other		7,818
Total non-allowable assets		13,048
Net capital before haircuts on securities positions		49,726
Haircuts on securities positions		1,674
Net Capital	$	48,052
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition		
Total aggregate indebtedness	$	26,374
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000

The above computation does not differ materially from the December 31, 2003 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

MCGILL & COMPANY, INC.
Certified Public Accountants
53 Darby Road
Lower Level
Paoli, PA 19301

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Clark Dodge & Co., Inc.

In planning and performing our audit of the financial statements and supplementary information of Clark Dodge & Co., Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public

Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Paoli, PA
February 21, 2004

McGill & Company